Exhibit 12

	PITNEY BOWES INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGSE (Dollars in thousands)
	Six Months Ended June 30,		Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Income from continuing operations before income taxes	$192,979	$190,698	$383,954	$511,770	$465,616	$431,678	$541,738
Add:
Interest expense (1)	88,505	101,759	195,836	196,368	203,061	203,911	208,855
Portion of rents representative of the interest factor	9,581	17,410	22,259	22,564	25,893	25,270	27,064
Amortization of capitalized interest	—	—	—	973	1,535	1,716	1,716
Income as adjusted	$291,065	$309,867	$602,049	$731,675	$696,105	$662,575	$779,373
Fixed charges:
Interest expense (1)	$88,505	$101,759	$195,836	$196,368	$203,061	$203,911	$208,855
Portion of rents representative of the interest factor	9,581	17,410	22,259	22,564	25,893	25,270	27,064
Noncontrolling interests (preferred stock dividends of subsidiaries), excluding taxes	14,963	13,920	27,841	27,841	27,507	29,790	32,851
Total fixed charges	$113,049	$133,089	$245,936	$246,773	$256,461	$258,971	$268,770
Ratio of earnings to fixed charges (2)	2.57	2.33	2.45	2.96	2.71	2.56	2.90
Ratio of earnings to fixed charges (exclusive of non-controlling interest (2)	2.97	2.60	2.76	3.34	3.04	2.89	3.30

(1)	Interest expense includes both financing interest expense and other interest expense.

(2)	The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rent expense as the representative portion of interest.